Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our unaudited condensed consolidated financial statements and the related notes for the six months ended June 30, 2024 and 2023 and the audited consolidated financial statements and accompanying notes for the year ended December 31, 2023 included in our annual report on Form 20-F (“2023 Annual report”) filed with the Securities and Exchange Commission (the “SEC”) on April 18, 2024. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results and the timing of selected events could differ materially from those anticipated in these forward-looking statements as a result of various factors. “CBL International” refers to CBL International Limited (NASDAQ: BANL) (the “Company” or “CBL”), our holding company and a Cayman Islands company, the listing vehicle of Banle Group (“Banle” or “the Group”). “We”, “us”, “our” or the “Group” refers to CBL International Limited and all its subsidiaries, unless the context requires otherwise.

Cautionary Note Regarding Forward-Looking Statements

This report contains forward-looking statements. All statements contained in this report other than statements of historical fact, including statements regarding our future results of operations and financial position, our business strategy and plans, and our objectives for future operations, are forward-looking statements. The words “believe”, “may”, “will”, “estimate”, “continue”, “anticipate”, “intend”, “expect” and similar expressions are intended to identify forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and trends that we believe may affect our financial condition, results of operations, business strategy, short-term and long-term business operations and objectives, and financial needs.

These forward-looking statements include statements relating to:

●	our goal and strategies;

●	our expansion plans;

●	our future business development, financial condition and results of operations;

●	expected changes in our revenues, costs or expenditures;

●	the trends in, and size of, the bunkering markets in which we operate;

●	our expectations regarding demand for, and market acceptance of, our products and services;

●	our expectations regarding our relationships with customers, suppliers, third-party service providers, strategic partners and other stakeholders;

●	competition in our industry;

●	laws, regulations, and policies relating to the bunkering industry in the markets in which we operate; and

●	general economic and business conditions.

The risks and uncertainties include, but are not limited to:

●	future operating or financial results may fluctuate;

●	expectations regarding the strength of future growth of the shipping industry, including the rates of annual demand and supply growth;

●	geo-political events such as the conflict in Ukraine and the recent escalation of the Israel-Gaza conflict;

1

●	the potential disruption of shipping routes, including due to low water levels in the Panama Canal and ongoing attacks by Houthis in the Red Sea;

●	the length and severity of the ongoing outbreak of the novel coronavirus (COVID-19) around the world and governmental responses thereto;

●	the overall health and condition of the U.S. and global financial markets;

●	our financial condition and liquidity, including our ability to obtain additional financing to fund capital expenditures, vessel acquisitions and for other general corporate purposes and our ability to meet our financial covenants and repay our borrowings;

●	our expectations relating to dividend payments and expectations of our ability to make such payments including the availability of cash and the impact of constraints under our loan agreements and financing arrangements;

●	future acquisitions, business strategy and expected capital spending;

●	general market conditions and shipping industry trends, including charter rates and factors affecting supply and demand;

●	assumptions regarding interest rates and inflation;

●	changes in the rate of growth of global and various regional economies;

●	estimated future capital expenditures needed to preserve our capital base;

●	our ability to capitalize on our management’s and directors’ relationships and reputations in the shipping industry to our advantage;

●	changes in governmental and classification societies’ rules and regulations or actions taken by regulatory authorities;

●	expectations about the availability of insurance on commercially reasonable terms;

●	changes in laws and regulations (including environmental rules and regulations); and

●	potential liability from future litigation;

●	other important factors described from time to time in the reports we file with the SEC.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described herein and in the “Risk Factors”, “Operating and Financial Review and Prospects” and elsewhere in our 2023 Annual Report. Moreover, we operate in a very competitive and rapidly changing environment. New risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the future events and trends discussed in this report may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements. CBL expressly disclaims any obligation or undertaking to release publicly any update or revision to any forward-looking statements contained herein to reflect any change in our expectations with respect to any such statement, or any change in events, conditions or circumstances on which any such statement is based.

You should not rely upon forward-looking statements as predictions of future events. The events and circumstances reflected in the forward-looking statements may not be achieved or occur. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. We are under no duty to update any of these forward-looking statements after the date of this report or to conform these statements to actual results or revised expectations.

Business Overview

Brief introduction

We are an established marine fuel logistics company providing one-stop solution for vessel refueling, which is referred to as bunkering facilitator in the bunkering industry. We facilitate vessel refueling between ship operators, local physical distributors and oil traders by purchasing marine fuel, including both fossil fuel and sustainable fuel, from our suppliers and arranging for the marine fuel to be delivered by the local physical suppliers to our customers.

2

Recent and Other Developments

Service Network Expansion

As of June 30, 2024, Banle had significantly expanded its global service network from 36 ports since its IPO in March 2023, to over 60 ports across Asia, Europe and Africa. This expansion has been instrumental in capturing new bunkering business opportunities, especially in European markets where environmental regulations are increasingly stringent. The opening of a new office in Ireland in late 2023 has bolstered our market coverage and enhanced local sourcing capabilities.

Our expanded network has empowered us to deliver bunkering services through partnerships with physical suppliers in new locations, such as our inaugural services in Mauritius in May 2024. These strategic expansions have strengthened our partnerships and enhanced our market presence, positioning us to meet the growing demands of the global maritime industry. According to Frost & Sullivan1, Banle ranked both top 2 in Hong Kong and in China in 2023.

Increase in Sales Volume

Banle experienced a robust surge in sales volume by 39.4% year-on-year in the first half of 2024. This growth is driven by our expanded service network and the rising demand from our existing and new customers. As of March 20, 2024, the company served eight of the world’s top 12 container shipping lines, which accounted for 87.1% of the world’s container fleet capacity. Our increased market presence in China, Hong Kong, Malaysia, and Singapore, along with new port coverage in Africa and India, has contributed to our strong sales performance and competitive market position as one of the top two market participants in both the Hong Kong and China markets in 2023, according to Frost & Sullivan. We have implemented strategies to expand service network to beyond our traditional geographical areas in Asia Pacific and Europe to Africa, and beyond container liner to include bulk and tanker businesses. Additionally, we have fortified our relationships with financial institutions, secured ongoing support from our suppliers, diversified our funding sources, and optimized cash flow management. These efforts have enabled us to secure increased banking facilities and supplier trade credits, ensuring robust working capital to support our growth.

Biofuel Supply

Banle has been at the forefront of promoting sustainable fuels. In the first half of 2024, Banle’s biofuel volumes and revenue increased by 84.6% and 95.8% respectively, compared to the same period of 2023. Having obtained ISCC EU and ISCC Plus certifications in early 2023, we have demonstrated our dedication to providing compliant and sustainable fuel options. We commenced B24 biofuel operations in Hong Kong in July 2023, followed by successful bunkering services in Yantian, Shekou and Nansha in China, and Port Klang in Malaysia. The B24 biofuel blend, which consists of 76% conventional fossil fuel and 24% UCOME (used cooking oil methyl ester), offers a 20% reduction in greenhouse gas emissions compared to conventional marine fuels.

These operations highlight our proactive approach to promoting sustainable fuels and supporting global decarbonization efforts. By continuously expanding our biofuel supply capabilities and further exploring other sustainable fuel options, we aim to meet the evolving needs of our customers and contribute to a more sustainable maritime industry.

Private Placement

Subsequent to June 30, 2024, as of August 22, 2024, Banle completed a private placement with an accredited investor in the issuance of 2,500,000 shares of common stock, and received gross proceeds of approximately $1.375 million before deducting any offering expenses payable by the Company, to enhance its service offerings in port network development and alternative energy sectors.

3

Key Factors Affecting Our Operating Results

World Economy

The global economy in the first half of 2024 has shown signs of moderate growth, with the International Monetary Fund (IMF) projecting a global GDP growth rate of 3.2% for the year of 2024. This growth is driven largely by resilient economic activities in emerging markets, particularly in Asia. International seaborne trade remains resilient and UNCTAD expects continued but moderated growth in maritime trade volume for the medium term (2024–2028), with total seaborne trade and containerized trade to grow by 2.1% and 3.2% y-o-y respectively in 2024 and expand at an average annual growth rate of around 2.1% and 3% during the period of 2024-2028 respectively. The economic landscape is characterized by challenges including persistent inflation, tightening monetary policies, and ongoing geopolitical tensions, all of which have implications for global trade volumes and, by extension, the shipping and bunkering sectors. Europe has a robust demand for sustainable fuels, driven by stringent environmental regulations and decarbonization targets in the maritime sector. According to DNV, the demand for sustainable fuels in Europe is expected to grow rapidly over the next decade as the industry shifts towards more sustainable fuel sources.

Banle has strategically focused on high-growth regions such as Asia Pacific, while expanding its service network to Europe and other regions. This proactive expansion into emerging markets has allowed Banle to capture new business opportunities. In response to the surge in demand for biofuels in the maritime industry driven by international environmental regulations and the implementation of global carbon reduction measures, the Group has set up companies in countries with active biofuels markets (such as Europe) and actively established partnerships with local suppliers, with a view to providing more comprehensive traditional fuel and biofuel bunkering services, and further exploring other sustainable fuel options to existing shipowner customers in Europe and new European customers in Asia.

Shipping Industry

The global shipping industry has navigated a complex landscape in the first half of 2024. The shipping industry maintained moderate growth, with the demand for shipping services being supported by the recovery in global trade, particularly in Asia Pacific and Europe. According to BIMCO, growth forecast for all trades of container volume remains at between 5 – 6% and 3 – 4% in 2024 and 2025 respectively, while the global bulk carrier fleet is expected to see moderate growth, with an estimated annual growth rate of around 2 – 3% in 2024 and 2025. Similarly, the tanker fleet is anticipated to grow at a rate of approximately 3 – 4% during the same period. Banle capitalized on this industry growth through its expansion strategy, which allowed Banle to increase its market share in critical regions, particularly where demand for shipping services rebounded.

Banle has significantly expanded its global service network to over 60 ports across Asia, Europe and Africa by June 30, 2024. This growth has strengthened our market presence and partnerships, enabling us to capture new bunkering opportunities and meet the evolving demands of the global maritime industry.

Red Sea Disruption

The ongoing Red Sea Crisis, which began in October 2023, has significantly impacted maritime routes due to geopolitical tensions and conflicts in the region. The reduction in traffic through critical conduits such as the Suez Canal and Bab El-Mandeb Strait has forced shipowners and charterers to reroute vessels, leading to increased transit times and operational costs. Freight rates on affected routes have surged due to these disruptions, as shipping companies face longer journeys and higher insurance premiums. The overall impact on the shipping industry is reflected in the Baltic Exchange Dry Index, which saw a surge in first half of 2024, primarily driven by these route adjustments and the resulting strain on global shipping capacity.

This disruption has also had a significant impact on the bunkering industry. The demand for bunker fuel in Asia Pacific and western Europe has risen sharply due to the rerouting of vessels around the Cape of Good Hope and other longer routes. Ports in regions such as China, Singapore, Mauritius, and Cape Town have experienced a surge in bunkering volumes, driven by the need for vessels to refuel more frequently along these extended routes. This increased demand has led to greater price volatility, with the price of low-sulfur bunker fuel enroute rose immediately after the crisis began, and began to stabilize and even declined somewhat, though they remain higher than pre-crisis levels. The decrease is attributed to the market adjusting to the new demand patterns and reopening of certain supply chains.

4

Banle has successfully navigated these challenges by ensuring a reliable supply of fuel in Asia Pacific ports, which saw a surge in demand as shipping companies rerouted vessels. The company’s ability to meet these increased demands highlights its operational resilience and supply network, ensuring that customers continued to receive uninterrupted service despite geopolitical challenges.

Biofuel and Other Sustainable Fuel Markets

The maritime sector is witnessing a significant shift towards biofuels and other sustainable fuels, driven by stringent environmental regulations and a global push for decarbonization. The adoption of sustainable fuels, such as biofuels, LNG, and methanol, is on the rise, with regulations like the IMO’s greenhouse gas reduction strategy and the EU’s FuelEU Maritime initiative, which aims to improve the decarbonization of marine fuels, having been adopted and coming into force on January 1, 2025, playing pivotal roles in this transition. By using sustainable fuels, shipping companies not only significantly reduce carbon emissions in the shipping process, but also effectively manage and reduce their Scope 3 emissions.

Therefore, demand for biofuel and other sustainable fuel has increased rapidly. According to the forecast of Exactitude Consultancy, an internationally renowned market research company, the global green marine fuel market is expected to grow from USD 11.57 billion in 2023 to USD 201.35 billion by 2030, registering a CAGR of 50.4% during the forecast period, with huge market growth potential.

Banle’s proactive approach in supplying biofuels aligns with the industry’s shift towards decarbonization. The company’s early qualifying and obtaining of ISCC EU and ISCC Plus certifications and the initiation of B24 biofuel operations in key ports demonstrate Banle’s commitment to sustainability. This strategic move not only positions Banle as a leader in providing sustainable fuel solutions but also ensures compliance with upcoming IMO and EU environmental regulations. By expanding its biofuel supply capabilities, Banle is well-prepared to meet the growing demand for sustainable fuels, a market expected to grow substantially in the coming years.

By leveraging economies of scale and enhancing our operational efficiency, we believe we have positioned ourselves as a leader in the bunkering industry, capable of meeting the growing demand for both conventional and sustainable fuels. Our proactive approach to managing geopolitical risks, coupled with our focus on sustainability through the adoption of biofuels and further exploration of other sustainable fuel options, ensures that we are well-prepared to capitalize on emerging opportunities and continue driving our growth in the face of ongoing macroeconomic challenges.

Results of Operations

Financial Results for the Six Months Ended June 30, 2024 Compared to the Six Months Ended June 30, 2023

The following table presents interim unaudited condensed consolidated revenues and expenses for the six month periods ended June 30, 2024 and 2023. This information was derived from the interim unaudited condensed consolidated financial statements of operations of CBL for the respective periods.

(Expressed in thousands of U.S. dollars except for EPS)

	For the Six Months Ended June 30,		Changes	%
	2024 (Unaudited)	2023 (Unaudited)
Revenue	$277,232	$191,956	$85,276	44.4%
Gross profit	2,716	4,006	-1,290	-32.2%
Total operating costs and expenses	4,118	2,511	1,607	64.0%
(Loss) income from operations	(1,402)	1,495	-2,897	-193.8%
Other expense, net	218	95	123	129.5%
(Loss) income before income taxes	(1,620)	1,400	-3,020	-215.7%
Provision for income taxes	-	247	-247	-100.0%
Net (loss) income	(1,620)	1,153	-2,773	-240.5%
Basic and diluted earnings per share	$-0.06	$0.05	-0.11	-220.0%

5

Our consolidated revenue increased by approximately $85,276,000 or 44.4% from approximately $191,956,000 for the six months ended June 30, 2023, to approximately $277,232,000 for the six months ended June 30, 2024. Amid the backdrop of a slightly increased fuel price compared to the first six months of 2023, the revenue increase was mainly attributable to the surge in total volume sold to our customers.

In the first six months of 2024, the total sales volume increased by 39.4% compared to the same period last year. This increase was primarily driven by a larger client base and partly due to increased fuel demand from existing clients due to geopolitical factors. In the first six months of 2024, the average bunker prices per metric ton increased by 3.6%, compared to the same period last year.

We have made concerted efforts to expand our client base by addressing their needs, which has been reflected in increased revenue and expansion to over 60 supply ports worldwide as of June 30, 2024, increased by three supplying ports compared to the number of ports as of December 31, 2023. We have also been able to supply our current customers in new ports as well as to capture new clients in the European market with our well-established supply network in Asia Pacific.

Disruptions in the Red Sea area have significantly impacted passage through the Suez Canal, severely affecting the Euro-Asia routes. Our customers, including container liners and bulk carriers, have been forced to travel via the Cape of Good Hope to continue transporting goods, significantly increasing travel distance. In addition, to maintain the service frequencies along these routes, which were also seriously affected by port congestion, our customers have had to increase the number of servicing ships, the coupling effects have increased the demand for our bunkering services in various ports and lead to the increase in volume sold.

The disruption in shipping routes has intensified competition in the bunkering industry as marine logistics companies, facing higher expenses, are more price-sensitive and push for lower fuel prices. We have adjusted our pricing strategy in the challenging market by providing more competitive premium to customers, which led to lower gross profit per ton as we balance the need for greater market share with the toleration of lower profitability.

Increasing market share will help us leverage benefits from economies of scale. This approach will enable us to optimize unit costs by increasing order volume and enhancing our procurement power at each port. We anticipate that achieving economies of scale will lead to significant reductions in operating costs in the future, enhancing profitability and creating long-term value for shareholders.

The gross profit for the six months ended June 30, 2024, was approximately $2,716,000, representing a decrease of $1,290,000 compared to the same period in 2023 amid an increase in the total volume of marine fuel sold. This decline was primarily driven by the reduction in premium sold to customers and led to lower gross profit per ton, which was partially offset by an increase in volume sold.

Operating costs and expenses for the six months ended June 30, 2024 increased by $1,607,000 to $4,118,000, compared to $2,511,000 for the six months ended June 30, 2023. The growth in selling and distribution expenses in total operating costs and expenses reflects our robust sales growth and our proactive efforts to forge strategic relationships with potential suppliers. These investments are essential as we expand our supply network to new geographic areas to ensure seamless operations and sustained growth. The key factors behind the increase in total operating costs and expenses in general and administrative expenses include costs related to maintaining our listing status and the expansion of our supply network. Furthermore, we are dedicated to developing our biofuel operations as well as studies and research on sustainable fuels, which represents a significant step towards a greener future. We strongly believe that biofuel is the inevitable trend during the energy transition from fossil fuels to sustainable fuels such as LNG, methanol, ammonia, or hydrogen, owing to biofuel’s compatibility with traditional fuel oil engines without requiring additional hardware investments and sacrificing efficiency.

6

Total other expenses for the six months ended June 30, 2024 increased by $123,000 to $218,000, compared to $95,000 for the six months ended June 30, 2023. The increase was mainly attributable to increased utilization of factoring facilities during the six months ended June 30, 2024. In the first six months of 2024, we experienced an increase of $111,000 in net interest expenses compared to the same period in 2023. This increase was a direct result of the hike in interest rate as well as our proactive financial strategies and expanded business activities. By utilizing more of our factoring facilities, we have enhanced the turnover frequency of our financial resources. This strategic approach has enabled us to capitalize on more business opportunities within a given timeframe, driving our growth and operational efficiency.

For the six months ended June 30, 2024, we have navigated a shift in net income, moving from a gain of approximately $1,153,000 in the same period last year to a loss of approximately $1,620,000. This transition reflects the dynamic and competitive nature of our industry. This change is primarily due to a lower gross margin, influenced by challenging market conditions and intensified competition as industry players strive to maintain or expand their market share, and higher operating costs, as we invest in building our client base to both increase sales and better position ourselves once the bunker market returns to a more normal state. Despite these headwinds, we remain steadfast in our commitment to strategic resilience and long-term growth.

Liquidity and Capital Resources

The following provides a summary of our consolidated financial positions as of June 30, 2024 and December 31, 2023 (in thousand dollars):

	As of June 30, 2024	As of December 31, 2023	Changes	%
	(Unaudited)	(Unaudited)
Cash	$9,688	$7,403	$2,285	30.9%
Accounts receivable	38,646	25,126	13,520	53.8%
Other current assets	18,797	19,598	-801	-4.1%
Total current assets	67,131	52,127	15,004	28.8%
Total non-current assets, net	1,089	1,335	-246	-18.4%
Total assets	$68,220	$53,462	14,758	27.6%

Accounts payable	$43,685	$27,453	16,232	59.1%
Other current liabilities	575	344	231	67.2%
Short-term lease liabilities	186	178	8	4.5%
Total current liabilities	44,446	27,975	16,471	58.9%
Long-term lease liabilities	100	194	-94	-48.5%
Total liabilities	44,546	28,169	16,377	58.1%
Share capital	3	3
Additional paid-in capital	12,536	12,536
Retained earnings	11,227	12,761	-1,534	-12.0%
Total shareholders’ equity	23,766	25,300	-1,534	-6.1%
Non-controlling interests	(92)	(7)	85	1,214.3%
Total liabilities and equity	$68,220	$53,462	14,758	27.6%

7

Cash balance as of June 30, 2024 increased by approximately $2,285,000 or 30.9%, to approximately $9,688,000 from approximately $7,403,000 as at the end of December 31, 2023. The details of the movement of cash balances were discussed in the Section of Working Capital and Liquidity.

Accounts receivable increased by approximately $13,520,000 from approximately $25,126,000 as of December 31, 2023, to approximately $38,646,000 as of June 30, 2024. The increase in account receivable is due to a higher sales volume in the first six months of 2024 compared to the second half of 2023. It is mainly attributed from two factors: (a) With the credit terms on average of 30 days we generally granted to our customers, the accounts receivable balance as at the end of the period normally represented the sales made in the last month of the period, and (b) the sales of amount of accounts receivable sold to a bank, which provides under a non-recourse factoring facility. The change of accounts receivable as of June 30, 2024 and December 31, 2023 was the net effect of the two factors above.

For the increase of accounts receivable, please refer to Note 3 on the Unaudited Condensed Consolidated Financial Statements.

Other current assets decreased by approximately $801,000 from approximately $19,598,000 as of December 31, 2023, to approximately $18,797,000 as of June 30, 2024. The decrease was the result of the utilization of some amounts prepaid as of December 31, 2023 for the purchase of goods and services consumed during the period ended June 30, 2024.

Accounts payable increased by approximately $16,232,000 from approximately $27,453,000 as of December 31, 2023, to approximately $43,685,000 as of June 30, 2024. The increase in accounts payable was mainly attributable to more purchases of goods in June 2024 as compared to that in December 2023. We have purchased more from our suppliers as we have received more orders from our customers, which was reflected in our increased volume sold within the reporting period. The accounts payable balance as at the end of a period is determined by two factors: (a) As we were generally offered with 30 days credit terms from our suppliers, the accounts payable balance as at the end of the period should normally represent the purchases of goods in the last month of the period, and (b) payments made prior to the due dates in order to free up the limited amount of trade credit granted by the suppliers. The change of accounts payable as of June 30, 2024 and December 31, 2023 was the net effect of the two factors above.

As of June 30, 2024, total shareholders’ equity was reduced to $23,766,000 by approximately $1,534,000 from approximately $25,300,000 as of December 31, 2023. The reduction was the result of the comprehensive loss attributable to equity holders of the company of approximately $1,534,000 incurred during the six months ended June 30, 2024.

8

Obligations and Commitments

As part of our risk management program, we enter into derivative instruments intended to mitigate risks associated with changes in commodity prices. Our obligations associated with these derivative instruments fluctuate based on changes in the fair value of the derivatives. See Note 4.

The Company uses derivative financial instruments to manage its exposure to market price fluctuations in future contracts which are classified as non-designated derivatives. The Company has not applied hedge accounting to these instruments as the hedging relationship is not highly effective and the change in fair value of these derivatives is recorded within cost of revenue. The Company presents its derivative assets and derivative liabilities as a separate item on the consolidated balance sheets. The Company does not enter into derivative contracts for speculative or trading purposes. As part of our risk management program, we enter into derivative instruments intended to mitigate risks associated with changes in commodity prices. See Note 4. In our normal course of business, we fix purchase commitments associated with our risk management program, as well as purchase contracts with our suppliers, under which we agree to purchase a certain quantity of marine fuel at future market prices.

We entered into lease arrangements for offices used for our operations. For details, see Note 11 Leases of the Unaudited Interim Financial Statements.

Cash Flows

Cash is primarily used to fund working capital to support our operations.

The following table reflects the major categories of cash flows for the six months ended June 30, 2024 and 2023 (in thousand dollars). For additional details, please see the Consolidated Statements of Cash Flows.

	For the Six Months Ended June 30,		Changes	%
	2024 (Unaudited)	2023 (Unaudited)
Net cash provided by (used in) operating activities	$2,302	$(7,237)	$9,539	131.8%
Net cash (used in) investing activities	(17)	(542)	525	96.9%
Net cash provided by financing activities	-	13,177	-13,177
Change in cash	2,285	5,398	-3,113	-57.7%
Cash at beginning of period	7,403	5,033	2,370	47.1%
Cash at end of period	9,688	10,431	-743	-7.1%

Net cash provided by (used in) operating activities improved from an outflow of $7,237,000 for the six months ended June 30, 2023 to an inflow of $2,302,000 for the six months ended June 30, 2024. The increase of net cash generated from operating activities was primarily a combined result of (a) the operating cash flow and (b) the adjustment for working capital movement, as elaborated hereunder:

a.	The operating cash flow after adjusting with non-cash items amounted to an outflow of approximately $1,446,000 for the six months ended June 30, 2024. It was mainly attributable to the loss incurred during the six months ended June 30, 2024. The adjustments were mainly depreciation charged during the period.

b.	Net working capital movement of approximately $3,748,000 during the six months ended June 30, 2024 was mainly attributable to:

i.	Cash outflow of approximately $13,520,000 related to increase in accounts receivable balance,
ii.	Cash inflow of approximately $1,084,000 in relation to reduction of the prepayment and other current assets, and
iii.	Cash inflow of approximately $16,232,000 in relation to increase in accounts payable.

9

The cash inflow from working capital movements was offset by the cash outflow from operations, resulting in a net cash of approximately $2,302,000 provided by operating activities for the six months ended June 30, 2024.

Net cash used in investing activities amounted to approximately $17,000 for the six months ended June 30, 2024, mainly due to additions to office equipment and furniture related to the Group’s business expansions.

The proceeds received in connection with the IPO which closed in March 2023, provided cash inflow of approximately $13,177,000 from financing activities for the six months ended June 30, 2023. There was no financing activity for the six months ended June 30, 2024.

Liquidity and Capital Resources

Liquidity to fund the working capital requirements in our operations is of significant priority to the Group’s bunkering business. Our views concerning liquidity are based on currently available resources and if circumstances change significantly, the future availability of trade credit or other sources of financing may be reduced, and our liquidity would be adversely affected accordingly.

Our liquidity, consisting principally of cash from operations and factoring facilities (i.e., our accounts receivable factoring facilities provided by a commercial bank), fluctuates based on several factors, including the timing of receipts from our customers and payments to our suppliers, changes in marine fuel prices, and our financial performance.

As of June 30, 2024, the company is essentially debt-free, as we do not have any long-term loans. Instead, we utilize a factoring facility, which incurs interest only when certain accounts receivable were sold to the bank. This revolving credit line allows us to access funds as needed for operational purposes, providing significant flexibility in managing our cash flow, enabling us to obtain funds quickly and efficiently without the burden of long-term debt. This arrangement enables us to manage short-term liquidity requirements effectively and reduces finance costs as compared to traditional term loans. We maintain a strong financial position, allowing us to remain agile and responsive to business opportunities without the constraints of long-term loans.

We rely on our equity, trade credit from suppliers and facilities provided by banks as important sources of liquidity and working capital requirements for our operations. Future market volatility, generally, and any persistent weakness in global energy markets may adversely affect our ability to access capital and credit markets or to obtain funds at reasonable interest rates or on other advantageous terms. In addition, since our business is impacted by the availability of trade credit to fund fuel purchases, an actual or perceived decline in our liquidity or business generally could cause our suppliers to reduce our credit lines, which in turn may otherwise materially modify our payment terms.

During times of high fuel prices, our customers may not be able to purchase as much fuel from us because of their credit limits with us and the resulting adverse impact on their business could cause them to be unable to make payments owed to us for fuel purchased on credit. Furthermore, when fuel prices increase our working capital requirements increase and our own credit limits could prevent us from purchasing enough fuel from our suppliers to meet our customers’ demands, or we could be required to prepay for fuel purchases, any of which would adversely impact our liquidity. The Company experienced a significant increase in sales volume during the first six months of 2024, resulting in a substantial growth in revenue. This period also witnessed a rise in fuel prices, which contributed to a corresponding increase in the dollar value of total purchases from suppliers. Consequently, the Company’s working capital requirements have expanded due to the substantial growth in business activity.

Looking ahead, assuming fuel prices remain stable or continue to rise at a moderate pace, the Company anticipates a continued increase in working capital needs as sales volume grows.

10

However, extended periods of low fuel prices, particularly when coupled with low price volatility, can have a favorable effect on our operations results and overall profitability. This can occur due to lower working capital requirements for the same trade volume. In other words, under low fuel price environments, the same amount of capital enables us to conduct more business as a result of lower working capital requirements.

The Company manages its capital to ensure that the Company will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the balance between debt and equity.

The Company reviews the capital structure on an ongoing basis. As a part of this review, the directors consider the cost of capital, and the risks associated with each class of capital. The Company will balance its overall capital structure, which may include payment of dividends, new share issues and the issue of new debt or the repayment of existing debt.

Based on the information currently available, we believe that our cash as of June 30, 2024, and available funds from our credit facility, as described below, together with cash flows generated by operations, are sufficient to fund our working capital for at least the next twelve months.

We also have a non-recourse accounts receivable purchase program with a commercial bank that allows us to sell a specified amount of qualifying accounts receivable and receive cash consideration equal to the total balance, less an associated fee. This accounts receivable purchase program allows the constituent bank to accept customers from this program with the level of risk exposure the bank is willing to accept with respect to particular customers. For these reasons, the fees the bank charges us to purchase the receivables from these customers can also be impacted.

Recent developments

Placement of Shares Subsequent to the Report Date

Subsequent to June 30, 2024, the Company entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) for a private placement (the “Private Placement”) with an accredited investor (the “Buyer”) on July 22, 2024, pursuant to which, the Buyer has agreed to purchase 2,500,000 Ordinary Shares of the Company of par value $0.0001 per share (the “Shares”) at a purchase price of $0.55 per share (the “Securities”).

Upon the closing of the Private Placement on August 22, 2024, the Shares were issued, and the Company received gross proceeds of approximately $1.375 million before deducting any offering expenses payable by the Company. The Private Placement enlarged the number of ordinary shares issued and outstanding as of August 22, 2024 from 25,000,000 to 27,500,000, and the ordinary share capital increased from $2,500 to $2,750. Accordingly, the excess of proceeds raised net of expenses and outgoings were credited to the additional paid-in capital. In this connection, the additional paid-in capital were increased from $12,536,087 to $13,880,837. It was intended that the net proceeds will be used to fund network development, alternative energy and biofuel supply development, future acquisitions as well as working capital and general corporate purposes.

Quantitative and Qualitative Disclosures about Market Risks

Interest Rate Risk

The only interest-bearing instrument that we have is the account receivable discounting facility (on without recourse basis) from commercial bank which are short termed with tenor of less than 45 days, and the interest costs are calculated on floating rate basis. We are exposed to the impact of interest rate changes primarily through our floating-rate borrowings under our credit facilities. Significant increases in interest rates could adversely affect our results of operations and our ability to service our own debt.

11

Foreign Currency Exchange Risk

The bunkering industry operates primarily within the U.S. dollar, which serves as our functional currency. The majority of our revenues and costs are denominated in U.S. dollars. Therefore, we anticipate minimal exposure to fluctuations in foreign currency exchange rates. While a portion of our operating costs are incurred in local currencies due to our established offices and establishments, we recognize the potential volatility of foreign exchange rates, particularly in light of possible adjustments to interest rates. As a mitigating strategy, the Company may explore the use of derivative instruments to hedge against foreign currency translation of assets or liabilities, foreign currency transactions, or for trading or speculative purposes. We currently do not have any foreign currency hedging instruments.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Note 1: Bunkering Market Study, April 2024, Frost & Sullivan; the market share is calculated by the marine fuel supplied volume divided by the total fuel oil consumption by container liners in the region in 2023

12